UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Revolution Acceleration Acquisition Corp

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

76156P 106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON RAAC Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,113,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,113,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 8,113,333 shares of Class A common stock of Revolution Acceleration Acquisition Corp (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 3,235,333 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 4,878,000 shares of Class C common stock par value $0.0001 per share (“Class C Common Stock”). The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Class C Common Stock will automatically convert into shares of Class A common stock at the earlier of (a) the meeting of certain Class A Common Stock price performance thresholds following the completion of the Company’s initial business combination, and (b) subsequent to the completion of the Company’s initial business combination, the date on which the Company completes a merger, stock exchange, reorganization or other similar transaction that results in both a change of control and all of the Company’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, in each case, on a one-for-one basis, subject to adjustment. RAAC Management LLC (the “Sponsor”) is the record holder of the 3,235,333 shares of Class B Common Stock and the 4,878,000 shares of Class C Common Stock reported herein. The members of the Sponsor are Acceleration Capital Management LLC (“ACM”) and Revolution Special Opportunities LLC (“RSO”). John K. Delaney is the managing member of ACM and the Stephen M. Case Revocable Trust, of which Stephen M. Case is the trustee, is the managing member of RSO. The members of the Sponsor elect and remove its managers. By virtue of control over the Sponsor, each of ACM, RSO, Mr. Delaney and Mr. Case may be deemed to beneficially own shares held by the Sponsor
(2)	The calculation assumes that there is a total of 38,333,333 shares of Class A Common Stock outstanding, which is the sum of (i) the 28,750,000 shares of Class A Common Stock outstanding as of January 21, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Report”), (ii) the 3,833,333 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in the Report, and (iii) the 5,750,000 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock as reported in the Report.

1	NAME OF REPORTING PERSON John K. Delaney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,113,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,113,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 8,113,333 shares of Class A Common Stock, issuable upon conversion of 3,235,333 shares of Class B Common Stock and 4,878,000 shares of Class C Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Class C Common Stock will automatically convert into shares of Class A common stock at the earlier of (a) the meeting of certain Class A Common Stock price performance thresholds following the completion of the Company’s initial business combination, and (b) subsequent to the completion of the Company’s initial business combination, the date on which the Company completes a merger, stock exchange, reorganization or other similar transaction that results in both a change of control and all of the Company’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, in each case, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the 3,235,333 shares of Class B Common Stock and the 4,878,000 shares of Class C Common Stock reported herein. The members of the Sponsor are ACM and RSO. Mr. Delaney is the managing member of ACM and the Stephen M. Case Revocable Trust, of which Mr. Case is the trustee, is the managing member of RSO. The members of the Sponsor elect and remove its managers. By virtue of control over the Sponsor, each of ACM, RSO, Mr. Delaney and Mr. Case may be deemed to beneficially own shares held by the Sponsor

(2)	The calculation assumes that there is a total of 38,333,333 shares of Class A Common Stock outstanding, which is the sum of (i) the 28,750,000 shares of Class A Common Stock outstanding as of January 21, 2021, as reported in the Report, (ii) the 3,833,333 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in the Report, and (iii) the 5,750,000 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock as reported in the Report.

1	NAME OF REPORTING PERSON Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,113,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,113,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 8,113,333 shares of Class A Common Stock, issuable upon conversion of 3,235,333 shares of Class B Common Stock and 4,878,000 shares of Class C Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Class C Common Stock will automatically convert into shares of Class A common stock at the earlier of (a) the meeting of certain Class A Common Stock price performance thresholds following the completion of the Company’s initial business combination, and (b) subsequent to the completion of the Company’s initial business combination, the date on which the Company completes a merger, stock exchange, reorganization or other similar transaction that results in both a change of control and all of the Company’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, in each case, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the 3,235,333 shares of Class B Common Stock and the 4,878,000 shares of Class C Common Stock reported herein. The members of the Sponsor are ACM and RSO. Mr. Delaney is the managing member of ACM and the Stephen M. Case Revocable Trust, of which Mr. Case is the trustee, is the managing member of RSO. The members of the Sponsor elect and remove its managers. By virtue of control over the Sponsor, each of ACM, RSO, Mr. Delaney and Mr. Case may be deemed to beneficially own shares held by the Sponsor

(2)	The calculation assumes that there is a total of 38,333,333 shares of Class A Common Stock outstanding, which is the sum of (i) the 28,750,000 shares of Class A Common Stock outstanding as of January 21, 2021, as reported in the Report, (ii) the 3,833,333 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in the Report, and (iii) the 5,750,000 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock as reported in the Report.

1	NAME OF REPORTING PERSON Acceleration Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,113,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,113,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 8,113,333 shares of Class A Common Stock, issuable upon conversion of 3,235,333 shares of Class B Common Stock and 4,878,000 shares of Class C Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Class C Common Stock will automatically convert into shares of Class A common stock at the earlier of (a) the meeting of certain Class A Common Stock price performance thresholds following the completion of the Company’s initial business combination, and (b) subsequent to the completion of the Company’s initial business combination, the date on which the Company completes a merger, stock exchange, reorganization or other similar transaction that results in both a change of control and all of the Company’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, in each case, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the 3,235,333 shares of Class B Common Stock and the 4,878,000 shares of Class C Common Stock reported herein. The members of the Sponsor are ACM and RSO. Mr. Delaney is the managing member of ACM and the Stephen M. Case Revocable Trust, of which Mr. Case is the trustee, is the managing member of RSO. The members of the Sponsor elect and remove its managers. By virtue of control over the Sponsor, each of ACM, RSO, Mr. Delaney and Mr. Case may be deemed to beneficially own shares held by the Sponsor

(2)	The calculation assumes that there is a total of 38,333,333 shares of Class A Common Stock outstanding, which is the sum of (i) the 28,750,000 shares of Class A Common Stock outstanding as of January 21, 2021, as reported in the Report, (ii) the 3,833,333 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in the Report, and (iii) the 5,750,000 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock as reported in the Report.

1	NAME OF REPORTING PERSON Revolution Special Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,113,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,113,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,113,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 8,113,333 shares of Class A Common Stock, issuable upon conversion of 3,235,333 shares of Class B Common Stock and 4,878,000 shares of Class C Common Stock. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Class C Common Stock will automatically convert into shares of Class A common stock at the earlier of (a) the meeting of certain Class A Common Stock price performance thresholds following the completion of the Company’s initial business combination, and (b) subsequent to the completion of the Company’s initial business combination, the date on which the Company completes a merger, stock exchange, reorganization or other similar transaction that results in both a change of control and all of the Company’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, in each case, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the 3,235,333 shares of Class B Common Stock and the 4,878,000 shares of Class C Common Stock reported herein. The members of the Sponsor are ACM and RSO. Mr. Delaney is the managing member of ACM and the Stephen M. Case Revocable Trust, of which Mr. Case is the trustee, is the managing member of RSO. The members of the Sponsor elect and remove its managers. By virtue of control over the Sponsor, each of ACM, RSO, Mr. Delaney and Mr. Case may be deemed to beneficially own shares held by the Sponsor
(2)	The calculation assumes that there is a total of 38,333,333 shares of Class A Common Stock outstanding, which is the sum of (i) the 28,750,000 shares of Class A Common Stock outstanding as of January 21, 2021, as reported in the Report, (ii) the 3,833,333 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock as reported in the Report, and (iii) the 5,750,000 shares of Class A Common Stock issuable upon conversion of the shares of Class C Common Stock as reported in the Report.

Item 1(a).	Name of Issuer:

Revolution Acceleration Acquisition Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1717 Rhode Island Avenue, NW 10th floor, Washington, D.C. 20036

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	RAAC Management LLC
2.	Acceleration Capital Management LLC
3.	RSO Special Opportunities LLC
4.	John K. Delaney
5.	Stephen M. Case

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1717 Rhode Island Avenue, NW 10th floor, Washington, D.C. 20036

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP Number is 76156P 106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

RAAC Management LLC

By:	/s/ John K. Delaney
	Name:	John K. Delaney
	Title:	President

Acceleration Capital Management LLC

By:	/s/ John K. Delaney
	Name:	John K. Delaney
	Title:	Managing Member

Revolution Special Opportunities LLC

By:	/s/ Stephen M. Case
	Name:	Stephen M. Case,
as trustee of the Stephen M. Case Revocable Trust
	Title:	Managing Member

John K. Delaney

By:	/s/ John K. Delaney

Stephen M. Case

By:	/s/ Stephen M. Case

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.